X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740





05009597

DELIVERED BY MAIL

June 29, 2005

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest News Release for X-Cal Resources Ltd. dated June 29, 2005.

Sincerely,
X-CAL RESOURCES LTD.

Sharon A. MacLellan

Sharon A. MacLellan
/sml
encls

dlw 7/12

X-Cal Resources Ltd.

TSX/XCL **June 29, 2005**

News Release

Placer Dome Option to Purchase X-Cal's Mill Creek Gold Property, Cortez Area

X-Cal Resources Ltd. and Placer Dome US have entered into an option agreement, which allows Placer the right to purchase X-Cal's Mill Creek Gold property, located in the Cortez Area, Lander County, Nevada.

X-Cal will retain a 1.5% Net Smelter Return Royalty interest in the property, if the option is exercised by Placer. The royalty interest to be retained by X-Cal is a free carried interest in future gold production. The nearby location of processing facilities is a favorable factor for the NSR potential.

Under the terms of the agreement Placer has until January 16/2006 to determine if they will pay $US 5 million for the Mill Creek Gold property. The cash payment and the NSR interest must be delivered to X-Cal within 60 days, following an election to exercise the option. A non-refundable signing fee of $US 50,000 paid to X-Cal by Placer will initiate the agreement.

Placer has the right to drill during the option period. The minimum drill test footage total that will be carried out during the option is 5000ft. Additional footage during the time frame is possible under terms of the agreement. The initial drilling can be carried out under existing permits.

During 2004 X-Cal carried out +$US 1 million of work at Mill Creek, which confirmed a favorable geochemical and geological environment. The 1 square mile Mill Creek Gold property is located over top of the "Goat Ridge Window". Gold bearing, lower plate rocks are present (see NI-43-101 Technical Report on The Mill Creek Gold property @ www.x-cal.com or on SEDAR).

Caution Concerning Forward-Looking Statements

This news release and related images contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at Mill Creek and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Mill Creek Gold Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at Mill Creek.

Forward-looking statements contained in this release are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy
President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*